Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Second Quarter 2026 TCE Rates

MONACO, June 18, 2026 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) today announced an update on its daily Time Charter Equivalent (“TCE”) rates for the second quarter of 2026.
Second Quarter 2026 TCE Rate Update
Below is a summary of the average daily TCE revenue and duration of contracted voyages and time charters for the Company’s vessels (both in the pools and outside of the pools) thus far in the second quarter of 2026 as of the date hereof:

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	Average Daily Revenue	Expected Revenue Days (2)	% of Days
LR2	$80,000	1,721	88%	$30,300	1,082	$—	—	100%
MR	$53,000	3,041	90%	$26,500	317	$12,986	90	100%
Handymax	$54,000	1,169	80%	$23,000	90	$—	—	100%

(1)Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.
(2)Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
The above rates and coverage percentages are subject to change as the pool results, which include, but are not limited to estimated results of voyages currently in progress, are finalized.
Second Quarter 2026 Diluted Shares Outstanding
The Company estimates that its fully diluted weighted average shares outstanding for the three months ended June 30, 2026 to be between 53 to 54 million shares.

Following the issuance of the Company’s 1.75% Convertible Senior Notes due 2031 (the “Convertible Notes”) in April and May 2026, the diluted weighted average number of shares for the three months and six months ended June 30, 2026 includes the potentially dilutive effect of the Convertible Notes and restricted shares issued under the Company’s equity incentive plan.

The dilutive impact of the Convertible Notes is determined using the if-converted method, which assumes that the Convertible Notes were converted into common shares at the beginning of the period (or, at the date of issuance, if issued during the period). Under the if-converted method, net income is adjusted to add back the interest expense and other non-cash amortization expense associated with the Convertible Notes, while the weighted average number of shares outstanding is increased by the potential number of shares issuable upon conversion.

The estimated diluted shares outstanding provided herein is preliminary and subject to change as the calculation is partially dependent upon the average price of the Company’s common stock during the period. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 81 product tankers (31 LR2 tankers, 36 MR tankers and 14 Handymax tankers) with an average age of 10.2 years. The Company has reached agreements to sell one MR product tanker and six LR2 product tankers, which are expected to close in the second or third quarter of 2026. The Company has also reached agreements or letters of intent for six MR newbuildings that are currently under construction with deliveries expected in 2026, 2027 and 2030, four LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com